SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d)
of the Securities Exchange Act of 1934.

Commission File Number: 0-21130

Enchira Biotechnology Corporation
(Exact name of registrant as specified in its charter)

4200 Research Forest Drive
The Woodlands, Texas 77381
(281) 419-7000
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Common Stock, par value $0.01 per share
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please provide an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/x/	Rule 12h-3(b)(1)(i)	/x/
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 12h-3(b)(2)(ii)	/ /
		Rule 15d-6	/ /

        Approximate number of holders of record as of the certification or notice date:    148

        Pursuant to the requirements of the Securities Exchange Act of 1934 as amended, Enchira Biotechnology Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

        Dated: January 17, 2003

ENCHIRA BIOTECHNOLOGY CORPORATION
By:	/s/ PAUL G. BROWN, III Name: Paul G. Brown, III Title: President